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                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Company: Motorola, Inc.
                                                   Commission File No. 001-07221

On February 22, 2000, Motorola, Inc. announced its proposed acquisition of C-Port Corporation, a Delaware corporation. The following acquisition fact sheet was first used on February 22, 2000:


                            ACQUISITION FACT SHEET

                              Motorola and C-Port

                               February 22, 2000

Background:    Motorola, Inc. (NYSE: MOT) announced today that it will acquire
               C-Port Corporation, a North Andover, Mass.-based company that has pioneered the development of high-end, fully programmable network processors used in Internet switches and routers. Motorola has agreed to issue approximately 2.9 million shares of common stock, valued at approximately $430 million at the time of agreement, to acquire C-Port, a closely held company founded in 1997. The transaction, which is subject to regulatory approvals and approval of the C-Port shareholders, is expected to be completed late in the second quarter. Motorola's Digital DNA(TM) technology is the heart of smart. C-Port will continue to be headquartered in North Andover, Mass., where it employs around 90 people. It will be a part of Motorola Networking and Computing Systems
               Group, based in Austin, Texas.


Purpose: As the world's leading provider of embedded processors, Motorola Semiconductor Products Sector (SPS), with this acquisition, will strengthen its product portfolio in the networking equipment industry. Unlike some other microprocessor suppliers, Motorola SPS and C-Port both support open standards for the network processor marketplace, which they feel represent the future of the industry. Motorola SPS has been supplying communications processor technology to the networking equipment industry for more than a decade, including hardware, software, and development tools. C-Port has been a pioneer in developing fully programmable network processor for the network equipment industry.

               . The world demands smarter networks faster to handle the proliferation of e-commerce, multimedia content, and other Internet services.

                    - Together, Motorola and C-Port deliver the DigitalDNA(TM) technology needed to power the heart of smart networking equipment.

                    -    Motorola with best-in-class resources and
                         infrastructure combined with C-Port's best-in-class architecture enables the companies to bring smart networks to market more quickly.
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               .    Motorola is a leader in the communications processor market.

                    -    Motorola has over 300 customers and 4000 design wins.

                    - Motorola has been a leader in this market since the first communications processors were delivered in 1989.

               . Motorola now enables the highest bandwidth segment of network processing applications, and now offers customers a scalable family of solutions.

                    -    SOHO to Edge to Access to Core.

                    - Communications processors form the basis of a platform system solution for high-speed switching including:
                         .    Network Processors for high-speed datapath
                              switching
                         .    Integrated Communications Processors for SOHO, low
                              speed switching, and "slowpath" data handling
                         .    Host processors for system administration
                         .    Star*Core for Digital Signal processing
                         .    Software
                         .    Interconnect technology
                         .    And more to come...

The Companies:

Motorola Motorola, Inc. is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 1999 were $30.9 billion.

               As the world's #1 producer of embedded processors, Motorola Semiconductor Product Sector (SPS)offers multiple DigitalDNA(TM) technologies which enable its customers to create "smart" products and new business opportunities in the networking and computing, wireless communications, transportation, and imaging and entertainment markets. Motorola's worldwide semiconductor sales were $7.4 billion USD in 1999.

               The Network and Computing Systems Group (NCSG) housed within SPS is chartered with driving Motorola's communications processing initiative.
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C-Port         C-Port is focused on radically improving the networking
               industry's ability to develop, deploy, and provision communications services. Combining expertise in full-custom microprocessors, networking and software development tools, C-Port delivers the industry's first communications platform, which focuses on software. This approach differs radically from traditional solutions and ensures products and services come to market quickly and stay in the market longer.

Headquarters:

Motorola Motorola Networking and Computing Systems Group is headquartered in Austin, Texas.

               Motorola's worldwide operations are headquartered in Schaumburg, Illinois.

C-Port         C-Port is headquartered in North Andover, Massachusetts.


Management Team:

Motorola Fred Tucker is president, Motorola Semiconductor Products Sector, and executive vice president and deputy to the chief executive office of Motorola, Inc.

               Daniel Artusi is corporate vice president and general manager of Motorola Networking and Computing Systems Group, Semiconductor Products Sector

C-Port         Larry Walker is president, CEO, and co-founder of C-Port

Applications:  This communications processor solution can be used by service providers and networking equipment manufacturers involved with optical edge switches, web switches, IP edge routers, Terabit routers, multi-service access platforms, test equipment, broadband wireless infrastructure, brand office routers, IP telephony gateways, 3G basestations, ADSL digital modems, DSLAMs, etc.

Employees:

Motorola       130,000 in Motorola, approximately 2,000 in NCSG

C-Port         Around 90
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Solutions:          The C-5(TM) Digital Communications Processor (DCP), the
                    first member of the C-Port(TM) DCP family of communications processors, is specially designed for networking applications. Its high-level of programmability and wire-speed performance makes it the best foundation for building networking products and services.

                    C-5 DCP key features include:

                    . Complete programmability, supporting universal networking applications
                    . A simple programming model, leading to faster time-to-market
                    . Maximum system flexibility, enabling longer time-in-market(TM)
                    . Massive processing power, providing scalable performance
                    . High functional integration, lowering total system costs
                    . Stable programming interfaces, delivering higher availability
                    . Third-party support, encouraging continuous innovation in the industry

Recent Industry Recognition:

Motorola            EDN- Hot 100 Products, Warplink

                    EDN Europe - Hot 50 Products, Warplink

                    PowerPC(R) - Component of the Year, Dabbagh Info Tech Group
                                 (DIT)

C-Port              EDN - Hot 100 Products

                    Microprocessor Design Resources - Finalist for Analyst's Choice Award for Best Embedded Processor

                    Red Herring - Hot List for East Coast Start Ups

                    Network World - Larry Walker named one of the Network Industry's Most Powerful People

URLs:               www.motorola.com

                    www.motorola.com/semiconductors
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                    www.motorola.com/semiconductors/smartnetworks

                    www.cportcorp.com

Editorial Contacts: Bonnie Quintanilla or         Rob Shapiro or
                    Ronda Grech                   Andy Tannen
                    Manning, Selvage & Lee        Manning, Selvage & Lee
                    805.494.0830                  212.213.0909
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Documents relevant to the acquisition:

Motorola will be filing a registration statement containing a proxy statement/prospectus and other relevant documents concerning Motorola's acquisition of C-Port with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Motorola will be available free of charge by contacting Motorola Investor Relations at 1303 East Algonquin Road, Schaumburg, Illinois 60196, Telephone (800) 262-8509. READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Business Risks:

Statements about Motorola's future financial performance, the likelihood that the transaction will be consummated in a timely manner and the financial impact of the transaction are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what impact they will have on the results of operations and financial condition of the Semiconductor Products Sector, Motorola or the price of its stock. Motorola wishes to caution the reader that the following factors and those in its 1999 Proxy Statement on pages F-15 through F-18, in its Form 10-Q for the period ending October 2, 1999, and in its other SEC filings could cause the actual results of Motorola or the Semiconductor Products Sector to differ materially from those in the forward-looking statements: the ability of the companies to successfully integrate C-Port's business and capitalize on the combined technologies; and factors affecting the future evolution of the communications processor market and related technology.